PROSPECTUS and	PRICING SUPPLEMENT NO. 11
PROSPECTUS SUPPLEMENT, each	Dated January 3, 2018
Dated April 7, 2017	Registration Statement No. 333-217193
Filed Pursuant to Rule 424(b)(2)

U.S. $19,800,000,000

JOHN DEERE CAPITAL CORPORATION

MEDIUM-TERM NOTES, SERIES G

Due 9 Months or More from Date of Issue

$500,000,000 2.700% Fixed Rate Senior Notes Due January 6, 2023

The Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement and will be denominated in U.S. Dollars.

CUSIP / ISIN:	24422EUA5 / US24422EUA53

Date of Issue*:	January 8, 2018

Maturity Date:	January 6, 2023

Principal Amount:	$500,000,000

Price to Public:	99.926% plus accrued interest, if any, from January 8, 2018

Interest Payment Dates:	Semi-annually on January 6 and July 6, commencing on July 6, 2018 (short first coupon) and ending on the maturity date

Regular Record Dates:	The fifteenth day (whether or not a Business Day) next preceding the applicable Interest Payment Date

Interest Rate:	2.700% per annum

Redemption Provisions:	None

U.S. Federal Income Tax Matters:

New U.S. federal income tax laws were recently enacted by The Tax Cuts and Jobs Act. The Tax Cuts and Jobs Act provides for significant changes to U.S. tax law, some of which could have an adverse impact on the business, financial condition and results of operations of the Issuer or its affiliates, or an adverse impact on investors. The Tax Cuts and Jobs Act is complex and new (and it lacks administrative guidance); thus, the impact of certain aspects of its provisions on the Issuer or its affiliates, or on investors, is currently unclear. In addition, the Tax Cuts and Jobs Act added Section 451 to the Code. Accrual method United States persons (as defined in the Prospectus Supplement) that prepare an “applicable financial statement” (as defined in Section 451 of the Code) generally would be required to include certain items of income, such as original issue discount (“OID”) and market discount, no later than the time such amounts are reflected on such a financial statement. The application of this rule to income of a debt instrument with OID is effective for taxable years beginning after December 31, 2018. This could result in an acceleration of income recognition for income items differing from that which would otherwise result from the rules described in the Prospectus Supplement under the caption “United States Federal Income Taxation.” Investors should consult their tax advisors with regard to interest, OID, market discount and premium matters concerning their notes.

Plan of Distribution:
	Name	Principal Amount Of Notes
	Citigroup Global Markets Inc.	$150,000,000
	HSBC Securities (USA) Inc.	150,000,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	150,000,000
	BNP Paribas Securities Corp.	16,667,000
	Credit Agricole Securities (USA) Inc.	16,667,000
	U.S. Bancorp Investments, Inc.	16,666,000
	Total	$500,000,000

The above Agents have severally agreed to purchase the respective principal amount of Notes, opposite their names as principal, at a price of 99.576% plus accrued interest, if any, from January 8, 2018.

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.